Exhibit (d)(3)

June 12, 2020

PRIVATE AND CONFIDENTIAL

Benefytt Technologies, Inc.

3450 Buschwood Park Drive, Suite 200

Tampa, Florida 33618

Re:	Exclusivity

Ladies and Gentlemen:

In connection with the consideration by Madison Dearborn Partners, LLC, on behalf of itself and certain investment funds it advises (“Buyer”) of a possible negotiated transaction (the “Transaction”) involving Benefytt Technologies, Inc. (the “Company”) and to induce Buyer to devote time and resources and to incur expenses in connection therewith, by the execution and delivery of this exclusivity agreement (this “Agreement”) and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged and agreed, the Company covenants and agrees with Buyer as follows:

1. Exclusivity. During the Exclusivity Period (as defined below), the Company shall not, and shall cause its subsidiaries and direct its and their respective directors, officers, employees, financial advisors, attorneys, agents and other representatives (collectively, “Representatives”) not to, directly or indirectly, (a) solicit, initiate, pursue, knowingly facilitate, knowingly encourage, engage in, or otherwise enter into any discussions, negotiations, agreements, commitments or arrangements with any person or entity (other than Buyer or its Representatives) concerning (i) any merger, consolidation, joint venture, investment, financing, change of control or other similar combination, recapitalization, reorganization or transaction involving the Company or any of its subsidiaries, (ii) any purchase or acquisition of equity or any security convertible into equity of the Company (other than pursuant to the exercise of employee incentives outstanding pursuant to the Company’s security-based compensation arrangements) or any of its subsidiaries, (iii) any sale or other transfer or disposition (whether by sale, license or other means) of all or a portion of the assets of the Company or any of its subsidiaries (other than in the ordinary course of business) or (iv) any other similar transaction involving the Company or any of its subsidiaries (any of the foregoing, a “Competing Transaction”) or (b) grant any waiver, amendment or release concerning a Competing Transaction under any standstill or confidentiality agreement. During the Exclusivity Period, the Company shall, and shall cause its subsidiaries and direct its and their respective Representatives to, immediately cease and cause to be terminated any and all contacts, discussions, access to information (other than access to information that is available in a “virtual data room” as of the date of this Agreement and only to the persons with access to such virtual data room as of the date of this Agreement) and negotiations with third parties with respect to a Competing

Transaction or that could reasonably be expected to lead to a Competing Transaction. If, during the Exclusivity Period, the Company or any of its subsidiaries or their respective Representatives receives any inquiry, offer, proposal or expression of interest regarding a Competing Transaction (or any proposed amendment or modification thereto (including of any inquiry, offer, proposal or expression of interest regarding a Competing Transaction received prior to the date of this Agreement)), the Company shall (x) as promptly as reasonably practicable notify Buyer of such receipt and (y) other than confirming receipt, not contact or respond to such person. The parties hereby agree that the Company shall be responsible for any breach of the terms of this Agreement by its subsidiaries and its Representatives.

2. Information. During the Exclusivity Period, (a) the Company shall afford to Buyer and its Representatives reasonable access to information and materials regarding the Company and its subsidiaries and their respective businesses requested by Buyer in order to facilitate Buyer’s evaluation of a Transaction and (b) Buyer shall promptly notify the Company if Buyer determines it is no longer interested in pursuing a Transaction or that Buyer intends to reduce the per share price of $31.00 in cash included in the non-binding indication of interest delivered to the Company’s advisor on June 11, 2020.

3. Exclusivity Period. The provisions of paragraphs 1 and 2 of this Agreement shall continue until the earliest to occur of (a) 11:59 p.m. EST on July 5, 2020, (b) the execution and delivery of a Transaction Agreement (as defined below) between Buyer and the Company with respect to a Transaction and (c) Buyer providing notice to the Company pursuant to paragraph 2(c) above (such period, including any extensions thereof, the “Exclusivity Period”) and shall automatically expire at such time unless extended by agreement of the parties.

4. No Obligation. Each party understands and agrees that (i) neither party will be under any legal obligation with respect to the Transaction by virtue of this Agreement or any other written or oral expression, except for the obligations expressly set forth in this Agreement and in the Confidentiality Agreement (as defined below) and (ii) no contract or agreement providing for a Transaction between the parties shall be deemed to exist between the parties, in each case, unless and until a definitive written agreement setting forth the terms, conditions and other provisions relating to a Transaction (a “Transaction Agreement”) has been executed and delivered. For purposes of this Agreement, the term “Transaction Agreement” does not include an executed letter of intent, unless by its express terms it is said to be a binding letter of intent, or any other preliminary written agreement nor does it include any written or verbal acceptance of an offer or bid on the part of either party.

5. Injunctive Relief. It is understood and agreed that money damages would not be a sufficient remedy for any breach of this Agreement and that without prejudice to any rights or remedies at law or in equity otherwise available, either party shall, if the other party breaches any provision of this Agreement, be entitled to seek injunctive relief, specific performance or other appropriate equitable remedies for any such breach without posting any bond or similar security. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

6. Attorneys’ Fees and Litigation Costs. If either party files a lawsuit against the other to enforce any provision of this Agreement applicable to such other party, the substantially prevailing party in the lawsuit, as determined by a court, shall be awarded, in addition to any amounts or relief otherwise awarded, all reasonable costs of litigation incurred in connection with the lawsuit, including reasonable attorneys’ fees.

7. Severability. The provisions of this Agreement shall be severable if any of the provisions hereof are held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law. In the case of any such invalid, void or unenforceable provision, a suitable and equitable provision shall be substituted therefore in order to carry out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, void or unenforceable provision and this Agreement.

8. Governing Law and Venue; Waiver of Jury Trial. This Agreement, and all claims, proceedings or causes of action (whether in contract, tort, statute or otherwise) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, shall be governed by, construed and enforced in accordance with the internal laws of the State of Delaware, without giving effect to any laws, rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware and without regard to any borrowing statute that would result in the application of the statute of limitations of any other jurisdiction. Each party hereby irrevocably and unconditionally (a) consents and submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware sitting in the City of Wilmington, Delaware (or, solely in the event the Court of Chancery of the State of Delaware declines to exercise such jurisdiction, the exclusive jurisdiction of any federal or state court sitting in the City of Wilmington, Delaware) (collectively, the “Courts”), for any lawsuits, actions, claims or other proceedings that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement and (b) waive any objection you may now or may hereafter have to laying of venue in the Courts, including, without limitation, based on improper venue or forum non conveniens. Each party agrees not to commence any such lawsuit, action, claim or other proceeding except in the Courts. ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LAWSUIT, ACTION, CLAIM OR OTHER PROCEEDING BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT IS EXPRESSLY AND IRREVOCABLY WAIVED.

9. Confidentiality. Each of the parties agrees that the provisions of that certain confidentiality agreement between the parties, dated May 21, 2020 (the “Confidentiality Agreement”), shall apply to this Agreement and the terms hereof.

10. Entire Agreement. This Agreement, together with the Confidentiality Agreement, constitutes the entire agreement of the parties relating to the subject matter hereof and supersede all other prior and contemporaneous agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof. This Agreement may be waived, amended or modified only by an instrument in writing signed by the party against which such waiver, amendment or modification is sought to be enforced, and such written instrument shall set forth specifically the provisions of this Agreement that are to be so waived, amended or modified. Neither party hereto shall assign this Agreement or its rights or obligations hereunder without the prior written consent of the other party.

11. Headings. The headings in this Agreement are for convenience of reference only and will not limit or otherwise affect the meaning of provisions contained herein.

12. Counterparts. This Agreement may be executed in any number of counterparts, each of such counterparts shall for all purposes be deemed an original and all such counterparts shall together constitute but one and the same instrument. Delivery and exchange of an executed counterpart by electronic means (including by portable document format or by facsimile) shall be deemed to have the same effect as delivery of a manually executed counterpart containing an original signature.

13. Notices. All notices to be given to Buyer hereunder shall be in writing and delivered personally or by overnight courier, addressed to Madison Dearborn Partners, LLC at 70 West Madison Street, Suite 4600, Chicago, Illinois 60602, Attn: Legal, or by email to legal@mdcp.com. All notices to be given to the Company hereunder shall be in writing and delivered personally or by overnight courier, addressed to Domenick DiCicco at 3450 Buschwood Park Drive, Suite 200, Tampa, Florida 33618, Attn: Domenick DiCicco, or by email to ddicicco@bfyt.com.

[Signature page follows]

Please confirm acceptance of, and agreement with, the foregoing by signing one copy of this Agreement and returning it (by mail, by facsimile transmission, .pdf document, or by any other form of delivery) to the undersigned.

Very truly yours,

MADISON DEARBORN PARTNERS, LLC, on behalf of itself and certain investment funds it advises

By:	/s/ Vahe Dombalagian
Name:Vahe Dombalagian
Title: Managing Director

Agreed to and accepted as of the date first written above:

BENEFYTT TECHNOLOGIES, INC.

By:	/s/ Domenick DiCicco
Name: Domenick DiCicco
Title: General Counsel & Chief Compliance Officer

[SIGNATURE PAGE TO EXCLUSIVELY AGREEMENT]